UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                             Rurban Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78176 P 108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [x]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP No. 78176 P 108                  13G
---------------------

---------- ---------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

           The State Bank and Trust Company
---------- ---------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [X]
---------- ---------------------------------------------------------------------
    3      SEC Use Only

---------- ---------------------------------------------------------------------
    4      Citizenship or Place of Organization

           Ohio
-------------------------- -------- --------------------------------------------
                              5     Sole Voting Power

                                    229,338
        Number of
                           -------- --------------------------------------------
         Shares               6     Shared Voting Power
      Beneficially
          Owned                     -0-
         by Each
                           -------- --------------------------------------------
        Reporting             7     Sole Dispositive Power
         Person
          With                      173,668
                           -------- --------------------------------------------
                              8     Shared Dispositive Power

                                    468,968
---------- ---------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           642,636
---------- ---------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
---------- ---------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9

           13.16%
---------- ---------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           BK
---------- ---------------------------------------------------------------------

---------------------
CUSIP No. 78176 P 108                 13G
---------------------
---------- ---------------------------------------------------------------------
    1      Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

           Rurban Financial Corp. Employee Stock Ownership Plan
---------- ---------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [X]
---------- ---------------------------------------------------------------------
    3      SEC Use Only

---------- ---------------------------------------------------------------------
    4      Citizenship or Place of Organization

           Ohio
-------------------------- -------- --------------------------------------------
                              5     Sole Voting Power

                                    55,670
        Number of
                           -------- --------------------------------------------
         Shares               6     Shared Voting Power
      Beneficially
          Owned                     -0-
         by Each
                           -------- --------------------------------------------
        Reporting             7     Sole Dispositive Power
         Person
          With                      -0-
                           -------- --------------------------------------------
                              8     Shared Dispositive Power

                                    468,968
---------- ---------------------------------------------------------------------
    9      Aggregate Amount Beneficially Owned by Each Reporting Person

           468,968
---------- ---------------------------------------------------------------------
   10      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)

---------- ---------------------------------------------------------------------
   11      Percent of Class Represented by Amount in Row 9

           9.61%
---------- ---------------------------------------------------------------------
   12      Type of Reporting Person (See Instructions)

           EP
---------- ---------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Rurban Financial Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  401 Clinton Street
                  Defiance, Ohio 43512

Item 2(a).        Names of Persons Filing:

                  The State Bank and Trust Company

                  Rurban Financial Corp. Employee Stock Ownership Plan

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The State Bank and Trust Company
                  401 Clinton Street
                  Defiance, Ohio 43512

                  Rurban Financial Corp. Employee Stock Ownership Plan The State Bank and Trust Company, Trustee
                  401 Clinton Street
                  Defiance, Ohio 43512

Item 2(c).        Citizenship:

                  The State Bank and Trust Company -
                        Organized under the laws of Ohio

                  Rurban Financial Corp. Employee Stock Ownership Plan -
                        Organized under the laws of Ohio

Item 2(d).        Title and Class of Securities:

                  Common Shares, without par value

Item 2(e).        CUSIP Number:

                  78176 P 108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                         (a)    [ ]   Broker or dealer registered under Section
                                      15 of the Act (15 U.S.C. 78o).

                         (b)    [x]   Bank as defined in section 3(a)(6) of the
                                      Act (15 U.S.C. 78c).

                         (c)    [ ]   Insurance company as defined in section
                                      3(a)(19) of the Act (15 U.S.C. 78c).

                         (d)    [ ]   Investment Company registered under
                                      section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                         (e)    [ ]   An investment adviser in accordance with
                                      ss. 240.13d-1(b)(1)(ii)(E).

                         (f)    [x]   An employee benefit plan or endowment fund
                                      in accordance with ss. 240.13d-1(b)(1)(ii)
                                      (F).

                         (g)    [ ]   A parent holding company or control person
                                      in accordance with ss. 240.13d-1(b)(1)(ii)
                                      (G).

                         (h)    [ ]   A savings association as defined in
                                      Section 3(b) of the Federal Deposit
                                      Insurance Act (12 U.S.C. 1813).

                         (i)    [ ]   A church plan that is excluded from the
                                      definition of an investment company under
                                      Section 3(c)(14) of the Investment Company
                                      Act of 1940 (15 U.S.C. 80a-3).

                         (j)    [ ]   Group, in accordance with ss. 240.13d-1(b)
                                      (1)(ii)(J).

Item 4.           Ownership:

                  The State Bank and Trust Company

                  (a)      Amount beneficially owned: 642,636

                  (b)      Percent of class: 13.16%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    229,338

                           (ii)     Shared power to vote or to direct the vote:
                                    -0-

                           (iii) Sole power to dispose or to direct the disposition of: 173,668

                           (iv) Shared power to dispose or to direct the disposition of: 468,968

                  Rurban Financial Corp. Employee Stock Ownership Plan

                  (a)      Amount beneficially owned:
                                    468,968

                  (b)      Percent of class: 9.61%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    55,670

                           (ii)     Shared power to vote or to direct the vote:
                                    -0-

                           (iii) Sole power to dispose or to direct the disposition of: -0-

                           (iv) Shared power to dispose or to direct the disposition of: 468,968

                  At December 31, 2008, there were 468,968 common shares owned by the Rurban Financial Corp. Employee Stock Ownership Plan (the "Plan"). The State Bank and Trust Company is the trustee of the Plan. Under the terms of the Plan, the trustee votes all of the shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares, the Plan provides that the Trustee shall vote such shares in the Trustee's discretion. As of December 31, 2008, a total of 55,670 shares held by the Plan had not been allocated to Plan participants.

                  The trustee has limited power to dispose of Plan shares, as set forth in the Plan, such as in order to pay Plan participants. The trustee is directed by the Plan to invest primarily in shares of Rurban Financial Corp.

                  The State Bank and Trust Company also holds additional common shares as Trustee of various other trusts.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                           Person:

                  Not applicable

Item 7.           Identification and Classification of the Subsidiary Which
                           Acquired the Security Being Reported on By the Parent Holding Company:

                  Not applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   THE STATE BANK AND TRUST COMPANY



Date: February 17, 2009            By: /s/ David A. Bell
      -----------------                ---------------------------------------
                                       David A. Bell, Executive Vice President



                                   RURBAN FINANCIAL CORP.
                                   EMPLOYEE STOCK OWNERSHIP PLAN


                                   By: The State Bank and Trust Company,
                                       Trustee


Date: February 17, 2009            By: /s/ David A. Bell
      -----------------                ---------------------------------------
                                       David A. Bell, Executive Vice President

                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


         The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Rurban Financial Corp., an Ohio corporation, shall be, and is, filed on behalf of each of the undersigned.



                                  THE STATE BANK AND TRUST COMPANY



Date: February 17, 2009           By:  /s/ David A. Bell
      -----------------                -----------------------------------------
                                       David A. Bell, Executive Vice President



                                  RURBAN FINANCIAL CORP.
                                  EMPLOYEE STOCK OWNERSHIP PLAN


                                  By:  The State Bank and Trust Company,
                                       Trustee


Date: February 17, 2009           By:  /s/ David A. Bell
      -----------------                -----------------------------------------
                                       David A. Bell, Executive Vice President